UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2020

Commission File Number:  000-51848

Avricore Health Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

3500 – 1055 Dunsmuir Street PO Box 49114 Vancouver BC V7X1H7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes ☐ No ☒

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit Number	Description	Date filed on SEDAR
99.1	AHI20-20-04-27, Filing Extension, Avricore Health Announces Filing Update	April 28, 2020
99.2	Audited annual financial statements for the years ended December 2019 and 2018	April 29, 2020
99.3	MD&A, for the years ended December 2019 and 2018	April 29, 2020
99.4	Certification of annual filings – CEO	April 29, 2020
99.5	Certification of annual filings – CFO	April 29, 2020
99.6	AB Form 13-501F1, Class1 and 3B Reporting Issuers – Participation Fee	April 29, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 14, 2021	AVRICORE HEALTH INC.

By: /s/ Kiki Smith
Kiki Smith
Chief Financial Officer